UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)

                                    Firecom, Inc.
               --------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
               --------------------------------------------------------
                            (Title of Class of Securities)

                                     318157 10 4
               --------------------------------------------------------
                                    (CUSIP NUMBER)

                                     Paul Mendez
                                  c/o Firecom, Inc.
                                  39-27 59th Street
                               Woodside, New York 11377
                                    (718) 899-6100
               --------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 22, 1997
               --------------------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

           ----------------------                ---------------------
           CUSIP No.  318157 10 4                Page  2  of  9  Pages
           ----------------------                ---------------------

           ---------------------------------------------------------------
            1    NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Paul Mendez
           ---------------------------------------------------------------
            2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                                                                    (b)
           ---------------------------------------------------------------
            3    SEC USE ONLY
           ---------------------------------------------------------------
            4    SOURCE OF FUNDS*

                      PF
           ---------------------------------------------------------------
            5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]
           ---------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
           ---------------------------------------------------------------
                          7   SOLE VOTING POWER
            NUMBER OF
                                   2,663,646 shares
              SHARES      ------------------------------------------------
                          8   SHARED VOTING POWER
           BENEFICIALLY
                                   0
                          ------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
             OWNED BY
                                   599,802 shares
               EACH      -------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
            REPORTING
                                   0
           PERSON WITH
          ---------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,663,646 shares
          ----------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                       [ ]
          ----------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      45.1%
          ----------------------------------------------------------------
            14   TYPE OF REPORTING PERSON*

                      IN
          ----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 5 amends the Schedule 13D of Paul Mendez, dated May 3, 1991, as amended by Amendment No. 1 to the Schedule 13D of Paul Mendez, dated November 14, 1991 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D of Paul Mendez, dated December 21, 1992 ("Amendment No. 2"), Amendment No. 3 to the
          Schedule 13D of Paul Mendez, dated October 12, 1995 ("Amendment No. 3") and Amendment No. 4 to the Schedule 13D dated October 25, 1996 ("Amendment No. 4"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Firecom, Inc., a New York corporation (the "Company").


          ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this statement relates are the shares of common stock, par value $.01 per share, of Firecom, Inc. (the "Company"), a New York corporation, which has its principal executive offices at 39-27 59th Street, Woodside, New York 11377.

          ITEM 2.   IDENTITY AND BACKGROUND

               (a)  NAME:  Paul Mendez.

               (b)  BUSINESS ADDRESS:   c/o Firecom, Inc.
                                   39-27 59th Street
                                   Woodside, New York 11377

               (c) PRESENT PRINCIPAL OCCUPATION: Chairman of the Board, President and Chief Executive Officer of Firecom, Inc., located at the above address.

               (d) CRIMINAL PROCEEDINGS: Mr. Mendez has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) CIVIL PROCEEDINGS: Mr. Mendez, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) CITIZENSHIP: Mr. Mendez is a citizen of the United States of America.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS

                    See Item 4.

          ITEM 4.   PURPOSE OF THE TRANSACTION

                    The purpose of this Amendment is to report the following transactions which occurred on July 22, 1997:

                    (1) Firecom Holdings L.P., a Delaware limited partnership ("Holdings") of which Mr. Mendez is the general partner, acquired 1,149,600 shares of the Common Stock in exchange for all of the outstanding shares of the Series A Preferred Stock of the Company, having a liquidation value of $1,437,000.

                    (2) Holdings acquired 377,250 shares of the Common Stock in connection with the exercise of a warrant expiring 7/31/97 (the remaining rights to acquire 122,750 shares pursuant to such warrant were surrendered), at an exercise price of $1.20 per share, or an aggregate of $452,700. The exercise price was paid by application of $452,700 of the approximately $905,000 of cumulative dividends which had accrued in respect of the Series A Preferred Stock held by Holdings prior to the exchange described above (the balance was paid to Holdings in cash).

                    Holdings is in the process of being liquidated and its assets (including the 1,526,850 shares of Common Stock referred to above) will be distributed to its partners. Mr. Mendez has an interest of approximately 40% in the partnership.

                    In connection with these transactions, the parties to the voting agreement previously reported in Amendment No. 4 among Mr. Mendez, the Barotz Group and the Sadik-Khan Group terminated such voting agreement and replaced it with a new voting agreement (the "1997 Voting Agreement"). The 1997 Voting Agreement among Mr. Mendez and Carol Mendez, his wife, (the "Mendez Group"), the Barotz Group (as defined) and the Sadik-Khan Group (as defined) (reference is made to Exhibit A to this Amendment No. 5), provides among other things that the parties to the 1997 Voting Agreement will vote all shares of the Common Stock which may be held by them from time to time for the election of Paul Mendez and three (3) other directors designated by Mr. Mendez, Orhan Sadik-Khan and Peter Barotz.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               SOLE DISPOSITIVE POWER:                         599,802


               VOTING POWER ONLY:

                         Firecom Holdings Shares             1,526,850
                         May Option Shares                     536,494
                         -------------------------            --------
               TOTAL                                         2,663,646

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

                    See Item 4.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                    Exhibit A: Agreement dated June 11, 1997, by and among Mr. Mendez, Carol Mendez, the Barotz Group and the Sadik-Khan Group.

          SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  July 28, 1997


                                        /s/ Paul Mendez
                                        -----------------
                                        Paul Mendez

                        EXHIBIT INDEX

      Exhibit               Description
      -------               -----------

        A                    Voting Agreement